October 2011 Pricing Sheet dated October 13, 2011 relating to Amendment No. 1 to Preliminary Terms No. 1,032 dated October 3, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in U.S. Equities

Market Linked Auto-Callable Notes Based on the Performance of the S&P 500® Index
due October 20, 2026
PRICING TERMS – OCTOBER 13, 2011
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$10,824,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	October 13, 2011
Original issue date:	October 20, 2011 (5 business days after the pricing date)
Maturity date:	October 20, 2026
Early redemption:
If, on any redemption determination date, beginning on the fourth business day preceding October 20, 2015, the index closing value of the underlying index is greater than or equal to the initial index value, the notes will be automatically redeemed for an early redemption payment on the related early redemption date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each note you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Redemption determination dates:	Quarterly, on the fourth business day preceding each early redemption date
Early redemption date:
Quarterly, on the 20th day of each October, January, April and July, beginning with October 20, 2015; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Initial index value:	1,203.66, which is the index closing value on the pricing date
Contingent quarterly coupon:
A contingent coupon of 8.75% per annum will be paid but only if the closing value of the underlying index is at or above the barrier level on the related observation date.

If on any observation date, the closing value of the underlying index is less than the barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the 15-year term of the notes so that you will receive no contingent quarterly coupons.

Barrier level:	840
Coupon payment dates:
Quarterly, on the 20th day of each October, January, April and July, beginning January 20, 2012; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day

Observation dates:
The fourth business day preceding each coupon payment date, beginning with the January 20, 2012 coupon payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:	At maturity, you will receive an amount equal to (i) the stated principal amount for each note you hold plus (ii) the contingent quarterly coupon with respect to the final observation date, if any.
CUSIP:	617482YW8
ISIN:	US617482YW85
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$10,824,000	$378,840	$10,445,160
(1)      The price to public for investors purchasing the notes in fee-based advisory accounts will be $970 per note.
(2)      Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note. For additional information, see “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 1,032 dated October 3, 2011

Prospectus Supplement for Auto-Callable Securities dated August 20, 2009            Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.